UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

October 10, 2018

(Date of Report (Date of earliest event reported))

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2546939
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

Acquisition of Senior Mortgage Loan – 636 Juanita Avenue, LLC

On October 10, 2018, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of Rise Companies Corp. (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $2,000,000, (the “636 Juanita Senior Loan”). The Borrower, 636 Juanita Avenue, LLC, a Delaware limited liability company (“636 Juanita”), used the loan proceeds to acquire 15,004 square feet of land. 636 Juanita intends to apply for permits for 33 apartment units for the site located at 636 – 642 North Juanita Avenue, Los Angeles, CA 90004 (the “636 Juanita Property” or “Subject”).

636 Juanita is managed by the principal of Barth Partners, Justin Barth, while Steve Ober and Harold Winnett are providing equity. All three men are sponsors on this transaction (the “Sponsors”). The Sponsors have partnered on four other projects totaling 50 units valued at approximately $70 million.

The 636 Juanita Property is composed of two parcels, each of which is improved with a single-family home.

On the original closing date of the 636 Juanita Senior Loan, 636 Juanita was capitalized with approximately $465,000 of equity capital from the Sponsors.

The 636 Juanita Senior Loan bears an interest rate of 10.0% per annum, with an amount equal to 10.0% per annum paid current on a monthly basis through the maturity date, October 10, 2019 (the “636 Juanita Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 2.0% of the 636 Juanita Senior Loan amount, paid directly by 636 Juanita.

636 Juanita has the ability to extend the 636 Juanita Senior Loan Maturity Date for one, six-month period. To exercise the extension option, all interest must be paid and 636 Juanita will be required to pay an extension fee of 1.0% of the funding provided. During the extension period, the interest rate will increase to 11.0%.

The Sponsors have provided customary springing and bad boy carve-out guarantees.

As of its closing date, the 636 Juanita Senior Loan’s loan-to-purchase-price ratio, or the LTPP ratio, was approximately 82.5%. The LTPP ratio is the amount of the 636 Juanita Senior Loan divided by the land purchase price of $2.425 million. As of its closing date, the 636 Juanita Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 71.4%. The LTV ratio is the amount of the 636 Juanita Senior Loan divided by the September 2018, third-party appraised value of the 636 Juanita Property. There can be no assurance that such value is correct.

The 636 Juanita Property is located in the East Hollywood neighborhood of Los Angeles, CA. The Subject’s site is approximately 5 miles northwest of Downtown Los Angeles. The Subject is within close proximity to parks, shops, restaurants and the Los Angeles City College.

As the 636 Juanita Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated August 10, 2018, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Bjorn J. Hall
	Name:	Bjorn J. Hall
	Title:	General Counsel

Date: October 16, 2018